THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE AVENUE, SUITE 115, PMB 303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

April 3, 2025

Matthew Crispino

Division of Corporate Finance

US Securities and Exchange Commission

Washington, DC 20549

Re:TV Channels Network, Inc.

Registration Statement on Form S-1

Filed January 31, 2025

File No. 333-284628

Dear Mr. Crispino:

The undersigned counsel represents the interests of TV Channels Network, Inc.  We are in receipt of your comment letter dated April 3, 2025, and have the following responses:

Amendment No. 1 to Form S-1

Implications of Being an Emerging Growth Company, page 1

1. We note your response to prior comment 1. Please revise your discussion of the qualifications for smaller reporting company status to remove the statement that a smaller reporting company is an issuer that had annual revenue of less than $250 million. Refer to Securities Act Rule 405.

Answer: We have removed the mistaken statement that a smaller reporting company is an issuer that had annual revenue of less than $250 million.

Selected Financial Data, page 4

2.  Please revise to remove the "From Inception" column from the balance sheet data section. If you choose to continue disclosing unaudited "From Inception" income statement data, please revise the amounts presented in that column so amounts (as restated) reflect the entire period from August 12, 2022 through December 31, 2024. Also, please explain to us why you do not present income statement data for the year ended December 31, 2023.

Answer:  Our Selected Financial Data disclosure has been amended to remove the “From Inception” column, and we have added a column to present income statement data for the year ended December 31, 2023.

Risk Factors, page 7

3. We note your response to prior comment 4 regarding the fact that your certificate of incorporation does not authorize any shares of preferred stock. Please remove the references that suggest you have authorized shares of preferred stock on pages 7, 19 and elsewhere in the prospectus.

Answer:  We have removed all references to preferred stock throughout the document.

Use of Proceeds, page 20

4. You indicate in your response to prior comment 6 that you added disclosure that $1.5 million of the proceeds from the offering will go towards Mr. Payne’s salary, but we cannot locate the disclosure. Please provide this disclosure and revise the percentage of net proceeds to be used for each purpose accordingly. In addition, disclose whether Mr. Payne's outstanding loans to the company will be repaid with proceeds from the offering.

Answer:  In the Use of Proceeds section, we made the following disclosure:

“35% of the net proceeds (approximately $[ ]) for hiring of a national sales team and general employee staffing, including $1.5 million to be allocated to the salary of our Chief Executive Officer;”

The percentages of net proceeds to be used for each purpose were accordingly revised  We have added a disclosure stating that the outstanding loans will not be repaid with proceeds from the offering, but rather with revenues from operations.

Dilution, page 21

5. We note your response to prior comment 20. Since the offering by the company is an underwritten offering, please revise the dilution table to remove the 33% and 66% funding level columns.

Answer:  The dilution table has been revised to remove the 33% and 66% funding level columns.

Description of Business

USA STREAMING RIGHTS LICENSED TO TV Channels Network Inc, page 24

6. Please disclose the name of the party with whom you have entered into the Network Communications Dealer Agreement.

Answer:  The disclosure has been amended to name NetCom.TV as the party that we have entered into the Network Communications Dealer Agreement with.

Directors, Executive Officers, Promoters, and Control Persons and Corporate Governance Independent Directors, page 36

7. We note your response to prior comment 12. You indicate in your response that additional directors have not yet been appointed, but your disclosure continues to state that Ms. Stephens has been appointed to serve as an independent director of the company effective immediately upon the effectiveness of the registration statement. Please file a consent from Ms. Stephens to being named director or revise the disclosure. Further update your disclosure to identify any directors that you intend to appoint prior to or upon effectiveness of the registration statement. Refer to Regulation S-K Item 401(a) and Securities Act Rule 438.

Answer:  We have revised our disclosure to name Okechukwu Ukak and Dr. Marshall Thompson as independent directors to be appointed upon effectiveness of the registration statement.  The reference to Ms. Stephens was included erroneously, and has been removed.  Consents from Mr. Ukah and Dr. Thompson have been included as exhibits.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

8.  Please revise to include a report of the independent registered public accounting firm that it is consistent with PCAOB AS3101. For example, we note:

• The report is not addressed to the Company's shareholders and Board of Directors.

• The names of the financial statements referenced in the report are not consistent with those used by management in the financial statements.

• The report excludes a statement containing the year the auditor began serving consecutively as the Company's auditor.

Answer:  We have included a report of the independent registered public accounting firm that is consistent with PCAOB AS3101.

Balance Sheet Statement, page F-3

9. Please revise the column headings within each of your financial statements as of and for the period ended December 31, 2023 to indicate that amounts have been restated from those previously reported.

Answer:  The column headings have been revised as requested.

Exhibits

23.1 Consent of Suri & Co., Chartered Accountants, page II-6

10. Please have your auditor clarify in their consent the periods covered by their report dated March 28, 2025.

Answer:  Our auditor has clarified in their consent the periods covered by their report dated March 28, 2025

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.